

March 27, 2012

Via E-mail
Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, Second Floor
Santa Monica, CA 90401

> **Re:** **Anworth Mortgage Asset Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-13709**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Risk Factors, page 27

1.   We note your disclosure related to the potential impact of federal loan modification programs. In preparing future Exchange Act reports, please consider the requirements of Item 503(c) and Item 303 of Regulation S-K with respect to disclosure requirements regarding pending legislation. The Commission has provided interpretive guidance with respect to assessing the disclosure requirements triggered by a known uncertainty, such as pending legislation or regulation, in Securities Act Release Nos. 33-6835 (May 18, 1989), 33-8350 (December 19, 2003), and 33-9106 (February 2, 2010). If you determine disclosure is required based on the analytical framework discussed in these releases, please describe, to the extent reasonably practicable, the impact the legislation or regulation is reasonably likely to have on your particular portfolio.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.   We note that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings. For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

3.   In Exchange Act reports relating to your 2012 reporting year, please include an analysis of how your externalization is reasonably likely to impact your expenses for the reporting year.

4.   It appears from your disclosure that the spread between your weighted average yield on assets and your weighted average interest rate (as adjusted for swaps) has been steadily declining. In future Exchange Act reports, please include an analysis of any trend in this significant performance measure. Your analysis should include, when applicable, a discussion of market conditions or portfolio characteristics, such as the relationship between available asset yields on new investments and the yield on assets expected to be repaid, that you believe are reasonably likely to impact your future net interest rate spreads.

5.   We note your disclosure on page 60 regarding your year to year change in leverage on capital. In future Exchange Act reports, to the extent you have a significant change in leverage levels, or maintain a leverage level that is outside your historical norms, please include a discussion of the specific factors you actually considered in determining the current leverage level and the specific factors you expect are reasonably likely to cause you to change your leverage level in the next reporting period.

6.   We note your disclosure on page 60 regarding your repurchase agreement borrowings. In future Exchange Act reports, please disclose your weighted average haircuts and address, if material, any trends related to this operating statistic.

7.   We note your disclosure in the risk factors and elsewhere about the possibility of lender margin calls. In future Exchange Act reports, please provide additional disclosure regarding the mechanics by which your lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

8.   Please provide us a schedule of any repo lenders that hold excess collateral in an amount in excess of 5% of your stockholder's equity. We may have further comment.

9.   We note your disclosure on page F-29 of your weighted average pay rate on swaps. In future Exchange Act reports, please discuss any material trends in your swap weighted average pay rate that you believe are reasonably likely to impact financial performance in future periods.

Note 3. Mortgage-Backed Securities (MBS), page F-15

10.   Please revise your disclosure in future filings to explain how paydowns receivable are generated, and how you account for these receivables.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Mike McTiernan at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief